SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended June 30, 2016, dated August 23, 2016.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 24, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

HIGHLIGHTS

—	Operating revenues amounted to RMB176,828 million, increased by 7.2% over the same period last year and achieved industry-leading growth. Service revenues amounted to RMB155,222 million, up by 5.6% over the same period last year

—	EBITDA was RMB50,555 million, declined by 0.4% over the same period last year. EBITDA margin was 32.6%

—	Profit attributable to equity holders of the Company was RMB11,673 million, increased by 6.3% over the same period last year. Basic earnings per share were RMB0.14

—	The number of mobile subscribers reached 207 million, representing a net addition of 9.04 million from the end of last year, of which: the number of 4G terminal users reached 90.10 million, with a net addition of 31.64 million from the end of last year. Handset Internet data traffic increased by 135% over the same period last year

—	The number of wireline broadband subscribers reached 118 million, representing a net addition of 4.94 million from the end of last year. Of which, total Fibre-to-the-Home (FTTH) subscribers was 88.34 million, representing a net addition of 17.35 million from the end of last year while the average bandwidth of wireline broadband subscribers reached 37 Mbps

—	e-Surfing HD (IPTV) subscribers reached 50.16 million, representing a net addition of 9.78 million from the end of last year

CHAIRMAN’S STATEMENT

In the first half of 2016, with a unitary goal cohering as a whole, the Company adhered to the established development strategy to persist in excellent execution. Firmly seizing opportunities and taking steps in reform and innovation, the Company accomplished brilliant results. With accelerated expansion of operation scale, our business structure was continually optimised while our competitive capabilities were remarkably strengthened. The vitality of our employees was fully demonstrated. Through proactively grasping the arising opportunities and adapting to the changing trends in a timely manner, the Company firmly established a new strategy on transformation and upgrades, aimed at providing superb customer experience in an era of intellectual services and facilitating the Company’s evolution into a leading integrated intelligent information services operator.

OVERALL RESULTS

In the first half of 2016, the Company had excellent performance in its overall results. Operating revenues amounted to RMB176.8 billion, representing an increase of 7.2% over the same period last year, achieving industry-leading growth. Service revenues1 amounted to RMB155.2 billion, representing an increase of 5.6% over the same period last year with continual rapid optimisation in revenue structure. EBITDA2 was RMB50.6 billion while EBITDA margin2 was 33%. Profit attributable to the equity holders of the Company was RMB11.7 billion, representing an increase of 6.3% over the same period last year. Basic earnings per share were RMB0.14. Capital expenditure was RMB40.7 billion while free cash flow3 was RMB6.1 billion.

Taking into consideration the Company’s profitability, cash flow level and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the expectation of shareholders’ return and evaluate the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Scale Breakthrough with Favourable Trends

In the first half of the year, the Company comprehensively implemented aggressive marketing strategy and emphasised the operating focuses, “2+5”4. With persistent promotion of in-depth integration and enhancement in efficiently-centralised operation, the Company expanded open cooperation and fully leveraged the differentiated edges, resulting in notable improvements in competitive strengths.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.
[4]	“2+5” refers to two fundamental businesses namely 4G and fibre broadband plus five emerging areas namely e-Surfing HD, BestPay, Internet of Things, cloud and Big Data and “Internet+”.

Comprehensive upgrade in 4G capabilities to drive industry-leading growth in mobile business. By fully leveraging the competitive advantages in 4G network and “multi-mode” handsets, the Company increased efforts in integration and the effect of 4G driving the scale development of mobile business was evident. The net increase of 4G terminal users was 31.64 million, accounting for 18% market share in industry’s net additions. The total number of 4G terminal users reached 90.10 million, accounting for 15.2% market share. The net increase of mobile subscribers was 9.04 million, accounting for 32% market share in industry’s net additions. The total number of mobile subscribers reached approximately 210 million, representing 15.9% market share. 4G users accounted for 44% of total mobile subscribers, representing an increase of 14 percentage points from the end of last year. The monthly average data traffic per 4G user reached 889 MB while the aggregate handset Internet data traffic increased by 135% compared to the same period last year. The mobile handset Internet access revenue increased by 42% over the same period last year, accounting for 47% of the mobile service revenues. The mobile service revenues increased by 8.3% over the same period last year, outperforming the industry growth.

Sustained expansion of fibre broadband edges to further strengthen our leading position in broadband service. The Company proactively implemented the national strategy of “Broadband China” and insisted on expediting bandwidth upgrade in broadband. Persistently driven by 100 Mbps products with trial run of 1,000 Mbps products, the Company comprehensively integrated and optimised our services quality, resulting in remarkable achievements in development. The wireline broadband service revenue increased by 3.3% over the same period last year, driving the wireline service revenues achieved healthy growth. The net addition of Fibre-to-the-Home (FTTH) subscribers was 17.35 million, reaching a total of 88.34 million. The net addition of wireline broadband subscribers was 4.94 million, reaching a total of approximately 120 million. FTTH subscribers accounted for 75% of the total wireline broadband subscribers, an increase of 12 percentage points from the end of last year. The market share of wireline broadband business within the service area of the Company’s wireline operations was 62% whereas the market share of FTTH subscribers was approximately 66%, continuing to maintain the leading position in wireline broadband market.

Rapid expansion in emerging areas and accelerated cultivation of new growth engines. Leveraging the e-Surfing HD platform and smart home gateway, and riding on our competitive advantages in subscribers scale, the Company endeavoured to build a “Smart Family” system. The net addition of e-Surfing HD subscribers was 9.78 million, representing an increase of 129% as compared with the subscriber growth number recorded in the same period last year. The total number of e-Surfing HD subscribers exceeded 50 million while the revenue increased by 33% over the same period last year. The number of active “BestPay” subscribers exceeded 8 million and “BestPay” positioned the second in third-party ranking of mobile payment industry apps5, while total transaction amount was approximately RMB380 billion. The whole-network efficient-centralisation of Internet of Things (IoT) business was launched in April with a focus on key breakthroughs in areas such as smart transport, smart logistics, wearable devices and Internet of vehicles. In the first half of the year, the net addition of IoT connections exceeded 3 million. The Company will expedite the construction of an advanced IoT platform through self-R&D and cooperation. Fully leveraging the integration of cloud and network together with the existing data resources advantages, the Company accelerated efficiently-centralised development of cloud and Big Data businesses. The revenues from cloud services increased by 41% over the same period last year while the revenues from Big Data increased by nearly 3 times. We actively explored and developed the “Internet+” market with a focus on three key areas including government administration, education and healthcare and hence the quantity of orders from key government and enterprise customers increased by nearly 30% over the second half of last year. The development trend of emerging areas progressed well with vast potentials in the future prospect.

[5]	Data source: Top 20 mobile payment apps in June 2016 by Analysys.cn.

Excellent execution with notable advantages

In the first half of the year, the Company examined and assessed the market trends, planned meticulously and executed efficiently to establish new and all-rounded competitive advantages while striving to promote changes towards a more favourable direction for the Company in the competitive landscape.

Extensive in-depth integration. Exploiting the competitive strengths in full-service operation, the Company promoted in-depth integration and innovative development in various areas including business, network, platform and services, resulting in mutual promotion and interactions amongst respective businesses while effectively driving concurrent enhancements in scale and value. The high-value users subscribing to 4G, fibre broadband and e-Surfing HD services accounted for 45%6 of total subscribers, facilitating the steady growth in operating revenues. Integration has become the Company’s strong and powerful competitive edge.

Leading superior network. 4G and fibre broadband formed and shaped competitive network advantages featuring broad coverage, fast network speed and high stability. In highly profitable 4G service areas, the Company fully leveraged the strengths of international mainstream FDD technology, spectrum resources and co-sharing of telecommunications towers as well as appropriately utilised carrier aggregation technologies. The integrated experience of the Company’s 4G network has become users’ preferred choice. Meanwhile, the Company has been approved to refarm the 800 MHz frequency bandwidth and planned to build a nationwide high quality 800 MHz LTE network in year 2017 at low costs to achieve 4G network coverage in rural areas and in-depth coverage in cities. We will lay down the foundations for the VoLTE and NB-IoT networks so as to foster rapid accomplishment of industry-leading 4G network quality. Through the acceleration of fibre network coverage, end-to-end bandwidth upgrade and interconnection of data centres, the Company effectively secured a high speed and high quality network browsing experience for our customers. In the first half of the year, the average bandwidth of wireline broadband subscribers reached 37 Mbps, representing 20% higher than the industry average. This further strengthened the Company’s leading market position in the fibre broadband industry, where we led the high-bandwidth development trends.

[6]	Up to the first half of 2016, the total number of users subscribing to access lines in service, mobile, wireline broadband and e-Surfing HD of the Company reached approximately 510 million.

Flexible and innovative marketing strategies. The Company endeavoured to promote “multi- mode” handsets as market mainstream, effectively expanding our sales radius and significantly improving our terminal competitiveness. Data traffic operations were further promoted and the cooperation with heavy data usage products such as video content was further reinforced, continuously enhancing data traffic scale and value. The Company continuously implemented the “Speed Upgrade and Tariff Reduction”, gradually cancelled the long-distance and roaming charges, proactively innovated the billing model and became the pioneer in China to explore and introduce on trial basis the “All-charge-as-data” billing, which effectively simplified customers’ choices and profoundly enhanced service attractiveness. The Company actively implemented Internet-orientation of channels, enhancing high collaborative operations of online and physical channels. The coverage and sales capabilities of physical channels were significantly improved while online channels have become the main sales channel for services such as data traffic packages and online top-up. The proportion of users derived from online channels continued to increase.

Remarkable achievements in cooperation. The Company took the initiative in innovation of development model, extensively consolidated competitive resources, cooperated with strong partners, resulting in a win-win outcome. Fully leveraging the co-sharing of telecommunications towers resources, the Company has been at the forefront of offering a superior 4G network experience rapidly. With the promotion of in-depth cooperation with other parties in the industry and enhancements in the co-building and co-sharing of networks, the Company successfully promoted “multi-mode” handsets as a national standard. In the first half of the year, the proportion of “multi-mode” handsets sold in the industry reached 34%, enabling the Company to swiftly achieve the decisive breakthrough in developmental bottleneck. In emerging areas such as “Smart Family”, mobile payment, “Internet+”, cloud and Big Data, and IoT, the Company proactively carried out crossover cooperation and cultivated a highly efficient and synergetic industrial ecosystem by focusing on product services, network platforms, sales channels and resource integration. Our differentiated competitive strengths were effectively enhanced.

Convenient and highly-efficient services. The Company has always persisted in consumer- oriented focus with continual enhancement of customer experience. In order to achieve the integration of marketing and maintenance as a whole, the Company introduced service modes such as “instant installation process at sales” and “pay after installation”. The online and physical channels were well coordinated, effectively expanding service channels. The Company comprehensively promoted premier services and the capabilities of the entire process service were continuously improved. In the first half of the year, the Company was ranked first in the industry in customer satisfaction for both mobile Internet and wireline Internet services.

Persistent and unwavering reform. The Company adhered to the reforms of mechanism and system, and continued the in-depth promotion of subdivision of performance evaluation units. The Company increased efforts in promoting frontline entrepreneurial platform to persistently stimulate the vitality of employees, resulting in continual enhancement in the morale of development. The results of frontline performance contract units remarkably improved. By strengthening the market-oriented corporate resources allocation, together with the establishment and gradual optimisation of “top-down” integrated service support system and effective collaboration of front-end and back-end operations, the efficiency and effectiveness of the Company’s overall operation was significantly improved. The “Internet+” talent development programme was established with a focus on nurturing a team of new talents including both professional and technical personnel, hence strengthening the Company’s ability to attract talents. Vigorously promoting the transformation of achievements in innovation, the Company became the first batch of the state’s model in mass entrepreneurship and innovation.

Continual optimisation of operation management. Through precision management and efficiently-centralised operations, the quality and efficiency of our operations were significantly improved. The Company persistently promoted automation of network maintenance and further improved IT operational efficiency by leveraging support systems such as MSS, resulting in continuous enhancement in efficient centralisation of networks and IT operations. Through proactively deploying the co-building and co-sharing of networks, continually improving the financial management, strengthening the scope and depth of centralised procurement, and improvement in investment and cost efficiency, our corporate value was continually enhanced.

Comprehensive transformation and upgrades

Starting from the end of 2004, the Company unwaveringly persisted in pursuing strategic transformation and upgrades, and has surmounted tough difficulties to pave a new path for promoting China Telecom’s development through transformation. At the end of 2004, the Company first put forth strategic transformation (Transformation 1.0)7, achieving a change from telecommunications to information services. By the end of 2010, the Company proposed in-depth transformation (Transformation 2.0)8 and explicitly defined the clear positioning of “Three New Roles” in order to adapt to the latest trend of mobile Internet and to proactively explore emerging business areas. The history has proved and confirmed that each and every tranformation and upgrade in more than ten years in the past represented China Telecom always accurately grasps the prevailing development trends as every transformation and upgrade resulted in remarkable achievements. This also demonstrated that forward-looking strategic planning and trend-leading role are both vital to overall corporate development.

At present, we are about to enter into an advanced stage of information civilisation of mankind, the era of intellectual service. The Company officially established a comprehensive transformation and upgrades plan (Transformation 3.0) at the end of June 2016 and positioned itself as a leading integrated intelligent information services operator. Intelligent information services built on digitalisation and networkisation as fundamentals; widely used intellectualisation technologies such as cloud computing, Big Data, Mobile Internet, IoT, artificial intelligence as main drivers; in-depth integration between cloud and network including Software-Defined Networking (SDN), Network Functions Virtualisation (NFV), hardware generalisation and platform-based capabilities development as the priority; deepened exploration and value realisation of corporate internal and external data resources as the norm; and diversified intelligent terminals as the carrier, altogether enables the Company to accomplish crossover development in different areas.

[7]	Transformation 1.0 defined the corporate as Telecom Full Service Provider, Internet Applications Aggregator and Leading Enterprise ICT Service Provider.
[8]	Transformation 2.0 adjusted the corporate’s positioning as the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.

The Company will focus and link through the main theme of intelligence and will promote the reconstitution of network, business, operations and management based on the three main directions namely network intelligentisation, service ecologicalisation and operation intellectualisation. Integrated intelligent information services featuring connection on demand, automatic response, realistic virtual experience and high price-to-performance ratio will be provided to customers. Network intelligentisation: Being guided by CTNet20259, the Company will promote network reconstitution, deepen open-source technology applications to accomplish the open integration of network and IT, moving forward towards the combination of development and operations as a whole. The Company will be able to provide customers with state-of-the-art network experience with embedded visible, self-selective and self- served characteristics. Service ecologicalisation: The Company will further emphasise the key operating focus, “2+5”. Through open cooperation, integrated innovation and promotion of business reconstitution, the Company will endeavour to build up the five key business ecosystems, namely Intelligent Connection, Smart Family, Internet Finance, new style ICT applications, and IoT in order to achieve co-existence, co-innovation and “win-win” outcomes. Operation intellectualisation: Being driven by Big Data applications, through enhancement of six key capabilities in network fundamentals, network operations, data operation, channel sales, customer service and talent development in order to promote the reconstitution of operations and management to support smart operations.

Recently, the Company has commenced the implementation of Transformation 3.0. With the completion of the top-level design on network reconstitution, the Company published the CTNet2025 white paper and launched the first series of network reconstitution projects encompassing various areas such as network framework, fundamental scientific R&D, network engineering and product development. Surrounding the prevailing “2+5” operating focuses, ecological alliances in the industry comprising “Smart Family”, IoT and Big Data, etc. have been gradually formed. The Company launched the system and evaluation performance index of “Smart Family”. With “BestPay” payment system as the core, the Company accelerated the development of emerging areas including consumer finance and proactively nurtured the industry ecosystem. Through an in-depth exploration and extensive applications coverage of Big Data, the Company will pragmatically promote operation intellectualisation through precision marketing, precision management, dedicated services and lean operations.

As an excellent corporate citizen

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and value to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and recognition for the year to date, including being voted as the “Most Honoured Companies in Asia” by Institutional Investor for six consecutive years. The Company was also awarded the Platinum Award – “Best Telecommunications Company in Asia” by FinanceAsia which honoured institutions and corporations in Asia consistently providing quality, excellent and innovative services to their customers over the past 20 years.

[9]	CTNet2025 refers to China Telecom’s CTNet2025 Network Structure White Paper.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility while maintaining a fair and orderly environment for market competition and facilitating the healthy development of the entire value chain. Meanwhile, we actively promoted green operations, through further strengthening energy conservation and emissions reduction to improve the efficiency of resource utilisation. We vigorously promoted broadband penetration in rural areas in order to bridge the information gap between urban and rural areas. We received high recognition and appreciation from society through our efforts in combating catastrophic flooding in Southern China.

Endeavour to become bigger, better and stronger

Currently, the implementation of the national strategy of “Cyberpower” coupled with the promotion of supply-side structural reform will foster an advanced level equilibrium of supply and demand. This positive policy environment creates favourable conditions for the sustainable and healthy development of the industry. The Company will seize new development opportunities for transformation and upgrades.

In the second half of the year, the Company will proactively respond to the increasingly intensified market competition and changes in external environment. Oriented by market share dominance, the Company will expedite the scale development of two fundamental businesses, effectively collaborate on the operations of five major emerging areas while also endeavouring to enhance the six key capabilities in order to accelerate the transformation of our resource edges and capabilities into competitive strengths. With reform and innovation as the driving force, the Company will promote the development strategy with talent development as the priority, optimise the market-oriented incentive mechanism, bolster vitality and improve efficiency in order to lay down a solid foundation for accelerated transformation and upgrades. At the same time, the Company will comprehensively promote reconstitution of four major areas including business, network, operations and management in order to accelerate the implementation of the new strategy on transformation and upgrades. The Company will strive to become a leading integrated intelligent information services operator, facilitate development towards the national strategy of “Cyberpower” and also serve society and the general public as a whole, while continuously creating new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Zhang Jiping and Mr. Zhu Wei for their excellent contributions during their tenure of office as the Directors of the Company.

Yang Jie

Chairman and Chief Executive Officer

Beijing, China

23 August 2016

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2016 extracted from the unaudited interim financial statements of the Group as set out in its 2016 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2016

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Note	2016 RMB	2015 RMB
Operating revenues	3	176,828	164,953
Operating expenses
Depreciation and amortisation		(33,447)	(33,585)
Network operations and support		(43,951)	(37,224)
Selling, general and administrative		(27,319)	(25,062)
Personnel expenses		(28,909)	(28,079)
Other operating expenses		(26,094)	(23,849)

Total operating expenses		(159,720)	(147,799)

Operating profit		17,108	17,154
Net finance costs	4	(1,728)	(2,160)
Investment income		9	6
Share of profits/(losses) of associates		80	(456)

Profit before taxation		15,469	14,544
Income tax	5	(3,747)	(3,536)

Profit for the period		11,722	11,008

		Six-month period ended 30 June
	Note	2016 RMB	2015 RMB
Other comprehensive income for the period:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(342)	967
Deferred tax on change in fair value of available-for-sale equity securities		86	(242)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		37	(11)
Share of other comprehensive income of associates		6	1

Other comprehensive income for the period, net of tax		(213)	715

Total comprehensive income for the period		11,509	11,723

Profit attributable to:
Equity holders of the Company		11,673	10,980
Non-controlling interests		49	28

Profit for the period		11,722	11,008

Total comprehensive income attributable to:
Equity holders of the Company		11,460	11,695
Non-controlling interests		49	28

Total comprehensive income for the period		11,509	11,723

Basic earnings per share	6	0.14	0.14

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2016

(Amounts in millions)

	Note	30 June 2016 RMB	31 December 2015 RMB
ASSETS
Non-current assets
Property, plant and equipment, net		365,571	373,981
Construction in progress		84,206	69,103
Lease prepayments		23,252	23,609
Goodwill		29,921	29,920
Intangible assets		10,337	10,739
Interests in associates		34,559	34,473
Investments		1,415	1,624
Deferred tax assets	8	4,701	4,655
Other assets		3,250	3,349

Total non-current assets		557,212	551,453

Current assets
Inventories		5,166	6,281
Income tax recoverable		18	105
Accounts receivable, net	9	29,077	21,105
Prepayments and other current assets		18,524	16,229
Short-term bank deposits		2,836	2,519
Cash and cash equivalents		30,076	31,869

Total current assets		85,697	78,108

Total assets		642,909	629,561

	Note	30 June 2016 RMB	31 December 2015 RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		35,312	51,636
Current portion of long-term debt		153	84
Accounts payable	10	126,112	118,055
Accrued expenses and other payables		92,172	82,934
Income tax payable		955	2,154
Current portion of finance lease obligations		23	38
Current portion of deferred revenues		1,158	1,028

Total current liabilities		255,885	255,929

Net current liabilities		(170,188)	(177,821)

Total assets less current liabilities		387,024	373,632

Non-current liabilities
Long-term debt and payable		70,570	64,830
Finance lease obligations		99	81
Deferred revenues		2,345	1,454
Deferred tax liabilities	8	3,741	2,061
Other non-current liabilities		469	455

Total non-current liabilities		77,224	68,881

Total liabilities		333,109	324,810

Equity
Share capital		80,932	80,932
Reserves		227,857	222,852

Total equity attributable to equity holders of the Company		308,789	303,784
Non-controlling interests		1,011	967

Total equity		309,800	304,751

Total liabilities and equity		642,909	629,561

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 23 August 2016, reflect the unaudited financial position of the Group as at 30 June 2016 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2016.

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value.

Except as described below, these interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2015 annual financial statements of the Group.

In the current interim period, the Group has applied, for the first time, the following amendments to International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board that are mandatorily effective for the current period:

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

Amendments to IAS 1, “Disclosure Initiative”

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”

Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”

Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”

The application of the above amendments to IFRSs has had no material effect on the Group’s interim financial statements.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

3.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions
Wireline voice	(i)	13,580	15,268
Mobile voice	(ii)	22,839	24,889
Internet	(iii)	73,017	62,274
Value-added services	(iv)	20,839	20,128
Integrated information application services	(v)	13,987	13,966
Telecommunications network resource services and lease of network equipment	(vi)	8,928	8,667
Others	(vii)	23,638	19,761

		176,828	164,953

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.

(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

4.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month period ended 30 June
	2016 RMB millions	2015 RMB millions
Interest expense incurred	2,110	2,517
Less: Interest expense capitalised*	(211)	(155)

Net interest expense	1,899	2,362
Interest income	(170)	(164)
Foreign exchange losses	38	11
Foreign exchange gains	(39)	(49)

	1,728	2,160

* Interest expense was capitalised in construction in progress at the following rates per annum	3.3%-5.0%	3.8%-5.7%

5.	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2016 RMB millions	2015 RMB millions
Provision for PRC income tax	1,967	3,922
Provision for income tax in other tax jurisdictions	60	28
Deferred taxation	1,720	(414)

	3,747	3,536

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions
Profit before taxation		15,469	14,544

Expected income tax expense at statutory tax rate of 25%	(i)	3,867	3,636
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(211)	(185)
Differential tax rate on other subsidiaries’ income	(ii)	(20)	(16)
Non-deductible expenses	(iii)	182	141
Non-taxable income	(iv)	(36)	(39)
Others	(v)	(35)	(1)

Actual income tax expense		3,747	3,536

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses, losses on disposal of property, plant and equipment approved by tax authorities and other tax benefits.

6.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2016 and 2015 is based on the profit attributable to equity holders of the Company of RMB11,673 million and RMB10,980 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

7.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

The Board of Directors has resolved not to pay an interim dividend.

8.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2016 RMB millions	31 December 2015 RMB millions	30 June 2016 RMB millions	31 December 2015 RMB millions	30 June 2016 RMB millions	31 December 2015 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,590	1,291	—	—	1,590	1,291
Property, plant and equipment and others	2,957	3,174	(3,394)	(1,605)	(437)	1,569
Deferred revenues and installation costs	154	190	(107)	(130)	47	60
Available-for-sale equity securities	—	—	(240)	(326)	(240)	(326)

Deferred tax assets/(liabilities)	4,701	4,655	(3,741)	(2,061)	960	2,594

	Balance at 1 January 2016 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 30 June 2016 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,291	299	1,590
Property, plant and equipment and others	1,569	(2,006)	(437)
Deferred revenues and installation costs	60	(13)	47
Available-for-sale equity securities	(326)	86	(240)

Net deferred tax assets	2,594	(1,634)	960

9.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June 2016	31 December 2015
	Note	RMB millions	RMB millions
Third parties		31,161	22,766
China Telecom Group	(i)	905	492
China Tower Corporation Limited		6	—
Other telecommunications operators in the PRC		1,204	782

		33,276	24,040
Less: Allowance for doubtful debts		(4,199)	(2,935)

		29,077	21,105

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions
Current, within 1 month	10,818	10,001
1 to 3 months	3,273	2,181
4 to 12 months	2,279	1,821
More than 12 months	1,574	731

	17,944	14,734
Less: Allowance for doubtful debts	(3,548)	(2,393)

	14,396	12,341

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions
Current, within 1 month	5,191	3,648
1 to 3 months	3,962	1,618
4 to 12 months	4,063	2,199
More than 12 months	2,116	1,841

	15,332	9,306
Less: Allowance for doubtful debts	(651)	(542)

	14,681	8,764

10.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions
Third parties	95,753	95,305
China Telecom Group	19,576	18,702
China Tower Corporation Limited	9,915	3,272
Other telecommunications operators in the PRC	868	776

	126,112	118,055

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions
Due within 1 month or on demand	26,964	21,486
Due after 1 month but within 3 months	19,991	18,624
Due after 3 months but within 6 months	22,667	19,430
Due after 6 months	56,490	58,515

	126,112	118,055

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2015 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six-month period ended 30 June 2016, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2016, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2016, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE OF DIRECTORS AND SUPERVISORS SINCE THE DATE OF THE 2015 ANNUAL REPORT

The changes in the information relating to the Directors and Supervisors since the date of the Company’s 2015 Annual Report are set out below:

On 25 April 2016, the Executive Director of the Company, Mr. Yang Jie was appointed as the Chairman and Chief Executive Officer of the Company. On the same day, he no longer held the offices of the President and Chief Operating Officer of the Company.

On 25 April 2016, the Executive Director of the Company, Mr. Yang Xiaowei was appointed as the President and Chief Operating Officer of the Company. On the same day, he no longer held the office of the Executive Vice President of the Company.

On 10 May 2016, Mr. Zhu Wei resigned from his position as a Non-Executive Director of the Company due to change in work arrangement.

On 19 August 2016, Mr. Zhang Jiping retired from his positions as an Executive Director and Executive Vice President of the Company due to his age.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2016.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2016. In the Company’s opinion, through supervision of the Board of Directors and Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2016.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2016 to 30 June 2016.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2016 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).